Exhibit 99.4

Dear ADS holder,

We are writing to inform you that the 2023 annual general meeting of the shareholders of TC BioPharm (Holdings) plc (the “Company”) will be held on Thursday, June 29, 2023 at 15:00 UK time (10:00 Eastern Time) (the “AGM”).

Enclosed please find your voting instruction card.

Information regarding the AGM, including the Notice of AGM (the “AGM Notice”), may be accessed through the “Investor Relations” section of the Company’s website, at:

https://ir.tcbiopharm.com/agm

Please note that, as a holder of ADS’s in the Company, you will not be able to attend the ordinary shareholder’s meeting as it is a meeting of ordinary shareholders. Instead, you are strongly encouraged to vote by proxy using voting instructions supplied with this letter by no later than 12:00pm EST June 23, 2023.

TC BioPharm (Holdings) plc is a public limited company registered in Scotland with registered number SC713098. Registered Office: at Maxim 1, 2 Parklands Way, Holytown, Motherwell, ML1 4WR.

If you do not have access to the internet and would like to obtain a printed copy of the AGM-related information please write to the address noted in Exhibit 99.3 and physical copies of the relevant documents will be sent to you:

Thank you for your ongoing support of TC BioPharm.

Arlene Morris

Chair